              Sovereign Exploration Associates International, Inc.
                         503 Washington Avenue, Suite 2D
                           Newtown, Pennsylvania 18940

                                October 27, 2006

By EDGAR Correspondence

Mr. Thomas Flinn
Staff Accountant
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Dear Mr. Flinn:

     We are responding to your letter of October 20, 2006, providing comments on the Form 8-K filed by Sovereign Exploration Associates International,  Inc. (the
"Company") on October 19, 2006.  Those comments are reproduced  below,  with our responses immediately following.

     1.   Please  tell us how and when you  intend  to file  restated  financial statements for the interim periods ended December 31, 2005, and March 31, 2006.

     The Company is actively  preparing amended Forms 10-Q for those periods and expects to file them no later than  November 17, 2006.  The Company will contact you if it is unable to meet this  schedule.  The Company notes that its schedule is  complicated  because it is  preparing  its Form 10-Q for the  quarter  ended
September  30, 2006,  which will be its first Form 10-Q since its  withdrawal of its election to be treated as a business development company.

     2.   Please  tell us if your  certifying  officers  have  reconsidered  the effect on the adequacy of your disclosure  controls and procedures as of the end of the periods covered by your Forms 10-Q for the interim periods ended December
31, 2005, and March 31, 2006, in light of the restatement you have disclosed.

     The Company has  considered  the  adequacy of its  disclosure  controls and procedures  as of the ends of those  periods  in light of the  restatement.  The
Company has  concluded  that the errors  disclosed  in the  restatement  did not result from any inadequacy in its disclosure controls and procedures.

     The  Company  disclosed  three  errors in the Form 8-K,  two of which  were material  and  required  restatement.  The  material  errors were the  Company's failure to  expense  $600,000  for  termination  of  employment  and  consulting agreements and to recognize  $800,000 in notes payable,  convertible debt. These amounts were originally classified as obligations of the Company's subsidiaries, and under the accounting principles utilized by business development  companies, which do not consolidate their financial statements,  the Company would not have reported these amounts in its financial  statements.  When management determined that  the  Company  was  directly  responsible  for  these  amounts,  management determined that  restatements of the Forms 10-Q for December 31, 2005, and March
31, 2006, would be necessary to accurately report these obligations.

     In  addition,  the  Company  disclosed  errors in the  reported  numbers of outstanding  shares of Common Stock.  These errors resulted from  record-keeping errors by prior management of the Company.

     The  Company  has  retained  experienced  securities  law  counsel  and has reviewed its disclosure controls and procedures. Counsel has recommended certain improvements  to the Company's  disclosure  controls and  procedures,  which the
Company is implementing.

     The  Company  acknowledges  that it is  responsible  for the  adequacy  and accuracy  of the  disclosure  in  its  filings;  that  Securities  and  Exchange
Commission  (the  "Commission")  staff  comments  or  changes to  disclosure  in response to staff comments in filings reviewed by the staff do not foreclose the
Commission  from  taking any action  with  respect to the  filing;  and that the
Company may not assert staff comments as a defense in any  proceeding  initiated by the Commission or any person under the federal  securities laws of the United
States.

     I hope that the foregoing has been responsive to your comments. If you have further  comments  or  questions,  please  contact  our  counsel,  John Baker of
Stradley Ronon Stevens & Young, LLP, at (202) 419-8413.

                                        Very truly yours,

                                        /s/ Robert D. Baca
                                        Robert D. Baca
                                        President and Chief Executive Officer